Investor Presentation November 4-5, 2010 Pete Wallace, CEO Robbins & Myers Chris Hix, CFO Robbins & Myers Filed by Robbins & Myers, Inc. (File No.: 1-13651) Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended Subject Company: T-3 Energy Services, Inc. (File No: 0-19580)

Forward-Looking Statements Statements set forth in this presentation that are not historical facts, including statements regarding future financial performance, future competitive positioning and business synergies, future acquisition cost savings, future accretion to earnings per share, future market demand, future benefits to shareholders, future economic and industry conditions, the proposed merger (including its benefits, results, effects and timing), the attributes of T-3 Energy Services, Inc. (T-3) as a subsidiary of Robbins & Myers, Inc. (R&M) and whether and when the transactions contemplated by the merger agreement will be consummated, are forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond the companies' control, which could cause actual benefits, results, effects and timing to differ materially from the results predicted or implied by the statements. These risks and uncertainties include, but are not limited to: the failure of the shareholders of R&M or the stockholders of T-3 to approve the merger; satisfaction of the conditions to the closing of the merger (including the receipt of regulatory approvals; potential uncertainties regarding market acceptance of the combined company; uncertainties as to the timing of the merger; competitive responses to the proposed merger; costs and difficulties related to integration of T-3's businesses and operations; delays, costs and difficulties relating to the merger; the inability to or delay in obtaining cost savings and synergies from the merger; inability to retain key personnel; changes in the demand for or price of oil and/or natural gas, which has been significantly impacted by the worldwide recession and the worldwide financial and credit crisis; a significant decline in capital expenditures; the ability to realize the benefits of restructuring programs; increases in competition; changes in the availability and cost of raw materials; foreign exchange rate fluctuations as well as economic or political instability in international markets and performance in hyperinflationary environments, such as Venezuela; work stoppages related to union negotiations; customer order cancellations; the possibility of product liability lawsuits that could harm our businesses; events or circumstances which result in an impairment of, or valuation against, assets; the potential impact of U.S. and foreign legislation, government regulations, and other governmental action, including those relating to export and import of products and materials, and changes in the interpretation and application of such laws and regulations; the outcome of audit, compliance, administrative or investigatory reviews; proposed changes in U.S. tax law which could impact our future tax expense and cash flow; decline in the market value of our pension plan investment portfolios; and other important risk factors discussed more fully in R&M's and T-3's reports on Form 10-K for the years ended August 31, 2010 and December 31, 2009, respectively; their respective recent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K; their joint proxy statement/prospectus to be filed with the Securities and Exchange Commission ("SEC"); and other reports filed by them from time to time with the SEC. Neither R&M nor T-3 undertake any obligation to revise or update publicly any forward-looking statements for any reason. Additional Information In connection with the proposed merger, R&M and T-3 intend to file documents relating to the proposed merger with the SEC, including a registration statement of R&M, which will include a joint proxy statement of R&M and T-3. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER MATERIALS REGARDING THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT R&M, T-3 AND THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the registration statement and the joint proxy statement/prospectus (when they are available) and other documents containing information about R&M and T-3, without charge, at the SEC's web site at www.sec.gov. Copies of R&M's SEC filings also may be obtained for free by directing a request to Robbins & Myers, Inc., 51 Plum Street, Suite 260, Dayton, Ohio 45440, +1-937-458-6600. Copies of T-3's SEC filings also may be obtained for free by directing a request to T-3 Energy Services, Inc., 7135 Ardmore, Houston, Texas 77054, +1-713-996-4110. Participants in the Solicitation R&M and T-3 and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective stockholders in respect of the merger. Information about these persons can be found in R&M's Annual Report on Form 10-K for its fiscal year ended August 31, 2010, as filed with the SEC on October 26, 2010, R&M's proxy statement relating to its 2010 Annual Meeting of Shareholders, as filed with the SEC on December 4, 2009, T-3's proxy statement relating to its 2010 Annual Meeting of Stockholders, as filed with the SEC on April 30, 2010, and T-3's Current Report on Form 8-K filed with the SEC on June 16, 2010. These documents can be obtained free of charge from the sources indicated above. Additional information about the special interests of these persons in the proposed merger will be included in the registration statement and the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed merger. Cautionary Statements

Company Overview

Robbins & Myers Global Diversified Industrial Company Diversified industrial company founded in 1800s Leading supplier of engineered components, equipment and systems for critical applications in global markets Compelling operating improvements Renewed focus on organic growth, acquisitions Sales of $585 million in FY 2010 Approximately 3,000 Employees Worldwide

Strategy Statement Create Shareholder Value Improve Financial Performance Achieve Key Objectives Deploy Fundamental Strategies Leverage Core Values Voice of the customer Lean; continuous improvement Strategy deployment Acquisition evaluation and integration Create competitive advantage for customers Expand geographic reach Increase product portfolio Create competitive cost structure Grow aftermarket revenues Integrate acquisitions Integrity Teamwork Bias for action Creative thinking Stretch performance Increase revenues Grow margins Reduce asset intensity Expand cash flow Generate attractive returns

Three Business Platforms Fluid Management Process Solutions Romaco Sales 308 170 107 Fluid Management Group Process Solutions Group Romaco Three Unique Value-Creating Platforms Based on fiscal 2010 sales. (Millions)

Fluid Management Group (FMG) Oilfield equipment & services Power sections Down-hole pump systems Wear prevention products Wellhead products Pipeline closure products Industrial equipment Progressing cavity pumps Industrial agitators & mixing equipment Industrial agitators & mixing equipment Industrial agitators & mixing equipment Industrial agitators & mixing equipment Industrial agitators & mixing equipment Industrial agitators & mixing equipment Industrial agitators & mixing equipment Industrial agitators & mixing equipment Industrial agitators & mixing equipment Industrial agitators & mixing equipment Q4 09 Q1 10 Q2 10 Q3 10 Q4 10 Sales 68 68.2 67 79.8 93.5 Op Profit 12.3 16.7 13.6 20.1 24.9 Recent Financial Performance Key end markets Oil & gas Chemical Wastewater General industrial Sales Op. Profit

Extensive Shale Gas Activity 1/7/2005 1/14/2005 1/21/2005 1/28/2005 2/4/2005 2/11/2005 2/18/2005 2/25/2005 3/4/2005 3/11/2005 3/18/2005 3/24/2005 4/1/2005 4/8/2005 4/15/2005 4/22/2005 4/29/2005 5/6/2005 5/13/2005 5/20/2005 5/27/2005 6/3/2005 6/10/2005 6/17/2005 6/24/2005 7/1/2005 7/8/2005 7/15/2005 7/22/2005 7/29/2005 8/5/2005 8/12/2005 8/19/2005 8/26/2005 9/2/2005 9/9/2005 9/16/2005 9/23/2005 9/30/2005 10/7/2005 10/14/2005 10/21/2005 10/28/2005 11/4/2005 11/11/2005 11/18/2005 11/23/2005 12/2/2005 12/9/2005 12/16/2005 12/22/2005 12/30/2005 1/6/2006 1/13/2006 1/20/2006 1/27/2006 2/3/2006 2/10/2006 2/17/2006 2/24/2006 3/3/2006 3/10/2006 3/17/2006 3/24/2006 3/31/2006 4/7/2006 4/13/2006 4/21/2006 4/28/2006 5/5/2006 5/12/2006 5/19/2006 5/26/2006 6/2/2006 6/9/2006 6/16/2006 6/23/2006 6/30/2006 7/7/2006 7/14/2006 7/21/2006 7/28/2006 8/4/2006 8/11/2006 8/18/2006 8/25/2006 9/1/2006 9/8/2006 9/15/2006 9/22/2006 9/29/2006 10/6/2006 10/13/2006 10/20/2006 10/27/2006 11/3/2006 11/10/2006 11/17/2006 11/22/2006 Directional 310 321 324 331 324 339 353 356 345 347 347 342 345 338 334 321 316 315 307 309 329 333 324 329 331 333 335 344 355 349 356 347 356 360 361 343 350 348 341 340 341 350 346 355 340 348 361 359 365 352 351 352 356 361 362 368 367 374 363 367 364 359 357 363 363 373 381 381 397 405 399 397 397 395 386 400 386 401 407 383 383 394 395 387 395 394 388 402 405 411 414 407 403 393 387 385 374 374 380 Horizontal 127 131 141 135 134 145 147 149 152 154 158 161 164 166 164 165 167 171 170 176 168 176 168 181 182 183 185 183 173 189 196 187 190 193 191 193 191 199 214 215 210 205 202 201 208 211 216 216 219 221 221 222 232 239 234 233 251 243 255 250 245 246 251 250 257 259 259 252 259 266 273 274 281 293 283 279 288 287 277 281 287 299 301 301 303 310 316 306 305 310 310 311 322 323 324 316 307 306 302 Vertical 805 806 798 790 790 796 795 776 793 781 815 828 820 823 850 857 842 838 831 830 834 844 847 848 857 854 874 877 882 874 884 895 887 891 895 905 895 904 928 926 931 919 932 940 931 919 914 885 899 890 903 897 876 867 876 886 895 915 927 926 922 927 938 958 956 947 970 958 952 954 955 968 971 969 992 993 995 978 975 1004 1013 1021 1009 1040 1064 1052 1028 1020 1027 1033 1020 1006 1003 1023 1033 1038 1012 1016 1015 Horizontal Rig Counts Power Sections are Critical Components for Shale Exploration Projects

Process Solutions Group (PSG) Recent Financial Performance Key end markets Specialty chemical Pharmaceutical See appendix for reconciliations. Sales Op. Profit Q4 09 Q1 10 Q2 10 Q3 10 Q4 10 Sales 50.5 43.5 39.9 39.9 46.4 Op Profit 1.1 -1.7 -2.5 -1.9 0.1 Chemical & pharma applications Glass-lined reactor systems Agitation systems Thermal fluid systems Fluoropolymer-based products Skid-mounted systems

PSG Global Standardization Project launched in 2009 and focused initially on Europe and Americas Objective of project is to standardize designs to increase operating flexibility and lower costs Common materials now being used Many components have been standardized New features introduced into US market (e.g., improved service access, mixing designs) Customer offerings take advantage of standardization Creating a Unified Global Business

Romaco Business Group Recent Financial Performance Key end markets Pharmaceutical Food Cosmetics Sales Op. Profit Q4 09 Q1 10 Q2 10 Q3 10 Q4 10 Sales 36.7 17.8 23.1 27.3 38.5 Op Profit 3.7 -0.8 0.3 1.4 3 Packaging equipment Blister packaging Strip & sachet packaging Aseptic filling lines Carton packaging Processing equipment Homogenizing Vacuum processing

Enterprise Business Profile 2010 Sales Information North America Europe Asia Other East 303 135 94 53 Multiple Growth Paths Product/service delivery location. North America Europe Asia ROW 25% Pharmaceutical Specialty Chemicals Oil & Gas Other 0.18 0.21 0.35 0.26 Specialty Chemical Pharma Oil & Gas Other Sales by End Market Sales by Region OE AM 0.68 0.32 OE vs. AM Original Equipment Aftermarket

2006 2007 2008 2009 2010 Cash from Ops 40.6 65.1 89.6 51.9 88.483 2006 2007 2008 2009 2010 Cash from Ops 0.63 1.42 2.34 1.66 1.09 2006 2007 2008 2009 2010 Op Margins 7.4 13.1 15.6 11.6 9.2 2006 2007 2008 2009 2010 Sales 625 695 787 640 585 Enterprise Financial Performance DEPS Ex-Special Items Cash from Operating Activities Adjusted EBIT Margin %s Sales Fiscal Years End August 31 (Millions, except DEPS) See appendix for reconciliations.

Q4 09 Q1 10 Q2 10 Q3 10 Q4 10 Cash from Ops 0.39 0.18 0.13 0.25 0.53 Q4 09 Q1 10 Q2 10 Q3 10 Q4 10 Sales 155.2 129.4 129.9 147 178.4 Q4 2010 Financial Highlights DEPS Ex-Special Items Cash from Operating Activities Adjusted EBIT Margin %s Sales (Millions, except DEPS) Q4 09 Q1 10 Q2 10 Q3 10 Q4 10 Op Margins 9.5 7.5 5 8.9 13.6 Q4 09 Q1 10 Q2 10 Q3 10 Q4 10 Cash from Ops 26.8 11.3 18.2 27.6 31.4 +15% +17% +36% +410bps Strong Finish to Fiscal 2010 See appendix for reconciliations.

Q4 08 Q1 09 Q2 09 Q3 09 Q4 09 Q1 10 Q2 10 Q3 10 Q4 10 Romaco Orders 29.8 26.7 21.1 27.3 27.8 27.1 30.8 26.9 34.5 Romaco Backlog 42.3 38.7 31.6 39.3 31.1 42.4 43.9 39.7 38.3 Favorable Order Trends Q4 08 Q1 09 Q2 09 Q3 09 Q4 09 Q1 10 Q2 10 Q3 10 Q4 10 FMG Orders 115.8 100.3 66.7 49.7 57.9 68.1 79.9 85 99.7 FMG Backlog 92.6 87.7 66.4 46.3 35.1 35.2 46.9 52 58.1 ($ Millions) Q4 08 Q1 09 Q2 09 Q3 09 Q4 09 Q1 10 Q2 10 Q3 10 Q4 10 FMG Orders 197.8 184.8 128.3 119.1 122.1 137.2 155.5 159.2 189.5 FMG Backlog 238 223.6 185.4 168.8 135 146.9 153.8 160 175.1 Q4 08 Q1 09 Q2 09 Q3 09 Q4 09 Q1 10 Q2 10 Q3 10 Q4 10 PSG Orders 52.2 57.8 40.5 42 36.4 41.9 44.8 47.3 55.3 PSG Backlog 94.1 88.2 78.4 74.2 59.8 60.3 63 68.3 78.7 Robbins & Myers Fluid Management Group Process Solutions Group Romaco Backlog Orders Healthier Conditions Across Our Businesses Romaco historical backlog adjusted for Q2 10 cancellation of $9 million FY 2006 order.

Q4 2004 Q4 2005 Q1 2006 Q2 2006 Q3 2006 2006 Q1 2007 Q2 2007 Q3 2007 2007 Q1 2008 Q2 2008 Q3 2008 2008 Q1 2009 Q2 2009 Q3 2009 2009 Q1 2010 Q2 2010 Q3 2010 2010 Senior Notes 100 100 100 100 100 100 100 100 100 100 100 100 30 30 30 30 30 30 30 Subordinated Convertible Notes 40 40 40 40 40 0 0 0 0 0 0 Other Subordinated Notes 25 22.2 21.4 12.1 0 0 0 0 0 0 0 Other 16.7 13.2 16.7 26.3 8.5 5.5 7.5 7.6 3.7 3.1 3.3 4.3 3 3.6 2.6 1.2 0.6 0.5 1.7 Total Debt 178.4 148.5 105.5 107.5 107.6 103.7 103.1 103.3 104.3 33 33.6 32.6 31.2 30.6 30.5 31.9 30.9 0.8 0.3 Cash 8.6 23 17.4 14.4 16.4 48.4 37 40.1 62.5 116.1 108 130.8 91.7 123.4 74.3 72.1 88.5 108.2 119.1 132.4 122.7 149.2 Net debt 57.1 70.5 67.5 41.2 Net debt-to-Net Cap 0.396 0.368 0.145 0.164 0.155 0.095 TTM Adjusted EBITDA 52.3 62.9 71.3 81.2 Net debt-to-TTM Adj EBITDA 1.1 1.1 0.9 0.5 Strong Balance Sheet Debt Cash $150mm revolver with stable & supportive bank group; $100mm accordion No borrowings; $27mm of capacity devoted to letters of credit Credit agreement expires December 2011; expect to re-negotiate new agreement before March 2011 Significant Strategic Resources (Millions) $39mm share repurchase in '09

2011 Enterprise Focus Areas Successfully integrate T-3 Capture Lean benefits Develop sales, marketing and product management capabilities Drive performance with strategy deployment Commercialize new products Improve PSG cost structure Driving the Enterprise Agenda for Profitable Growth

2006 2007 2008 2009 2010 2011 Cash from Ops 0.63 1.42 2.34 1.66 1.09 Assumes energy markets remain supportive, industrial markets continue to improve, Western chemical markets begin to improve in calendar 2011 Most top-line lift comes from volume; little price benefit forecasted Planning to capture at least $2mm of annualized benefit from restructuring Expect typical profile of increasing performance throughout the year Expect working capital efficiency to be offset by business growth Expect cap-ex of $15mm or more Mid-30s tax rate expected FY 2011 DEPS Forecast DEPS Ex-Special Items $1.45- $1.65 Favorable Business & Market Momentum Heading into 2011 See appendix for reconciliations. Does Not Include T-3 Acquisition Q1: $0.25- $0.35.

Summary Businesses improved as FY 2010 unfolded Operating capabilities strengthened Resources and focus shifting to support growth agenda Fourth quarter FY 2010 positive momentum expected to carry into FY 2011 Focused on Creating Long-Term Shareholder Value

Acquisition of T-3 Energy Services, Inc. Announced October 6, 2010

A Compelling Transaction Expands Robbins & Myers' attractive energy business within highly-profitable Fluid Management Group Expands Robbins & Myers' base of recurring, higher-margin after-market business Enhanced scale creates stronger platform for global growth Financially attractive Accretive to Robbins & Myers in first full year of ownership, excluding inventory step-up and transaction-related costs Delivers synergies and maintains Robbins & Myers' unlevered balance sheet Creating Long-Term Value for Robbins & Myers and T-3 Shareholders

Transaction Summary Terms Pro Forma Ownership Expected Closing Date Financial Impact Governance

T-3 Energy Services Overview Manufactures and repairs: Pressure and flow control equipment for drilling and completion of oil & gas wells Wellhead equipment for completion of oil & gas wells Equipment for production and transportation of oil & gas Land-based and off-shore applications Primarily North American customers; global installations Customers include: Drilling and service companies Independent producers and national energy companies Pipeline companies Superior delivery and performance Strong after-market support Well-Positioned in Growing Energy Markets

T-3 Product & Service Profile 2005 2006 2007 2008 2009 09/10 YTD BOPS 95 302 544 754 912 995 Growing Installed Base Expands Aftermarket Opportunity Growing Installed Base - BOP Units Sold PCG WHS PVS Sales 158.2 44.7 13.3 Product/service focus areas: Blowout preventers (BOPs) Control systems Chokes Valves Manifolds Wellhead equipment Pressure Control Pipeline Valve Wellhead Based on 2009 sales. T-3 fiscal years end December 31.

T-3 Performance History Recent Increases in Orders Support Stronger H2 2010 Performance 2004 2005 2006 2007 2008 2009 2010 TTM Sales 67.7 103.2 163.1 217.4 285.3 218.5 200 Adj. EBITDA 8.9 17.7 33.3 49.2 66.2 37.3 28 Sales Adjusted EBITDA ($ Millions) Q2 09 Q3 09 Q4 09 Q1 10 Q2 10 Q3 10 Sales 41.8 43.3 45.7 50.3 50.8 64 Orders

Strategically Compelling Business Fit Similar Business Models and Strengths + = Complementary product and service offerings Strong brand names Creates a platform for global growth Shared focus on after-market and customer support Combination of strong financial profiles Attractive sales growth realized during last energy cycle Mid-30% gross margins with mid-teens operating margins Strong free cash flow generation

Complementary Product Offerings Drilling Systems Artificial Lift Systems Tubing Wear Solutions Pipeline Closures Gen'l Oilfield Products Pressure Control Products Pipeline Valves Wellhead Products Expanded Product and Service Offerings to Customers

Broader Product Line Drilling & Exploration Completion & Production Pipeline & Transmission Standpipe Manifold Choke & Kill Master Bushing Surface Control System Manifold Blowout Preventer Stack Remote Control System Panel Power Section Down-Hole Pump Rod Guides Closures Pipeline Valves Tubing Rotators Wellhead & Gen'l Products Drive Systems

Stronger Platform for Global Growth Robbins & Myers Fluid Management Group T-3 Energy Services 1 1 Includes T-3 Energy Services' unconsolidated Joint Ventures in Dubai and Mexico Primary North American Locations Primary International Locations Larger Sales & Service Footprint; Cross-Selling Opportunities Other Robbins & Myers' Locations Country/State Operational Footprint

More After-Market Sales in Energy Builds on Attractive Oil & Gas Business in RBN's Fluid Management Group Expands RBN's Attractive Energy Platform Increases Base of Higher- Margin Recurring Business 1 T-3 Energy Services aftermarket includes resale parts and OEM parts Pro Forma Pharmaceutical Specialty Chemicals Oil & Gas Other 0.21 0.27 0.33 0.2 Specialty Chemical Pharma Oil & Gas Other Pharmaceutical Specialty Chemicals Oil & Gas Other 0.14 0.15 0.53 0.18 AM OE 0.32 0.68 AM OE 0.33 0.67 Original Equipment Aftermarket Original Equipment Aftermarket 32% 33% 35% 52% Based on T-3 2009 sales and R&M FY 2010 sales. Specialty Chemical Pharma Oil & Gas Other

Attractive Transaction Expect combined FY 2011 pro forma sales > $850 million Expect < $0 net debt following transaction Estimated total annual synergies of $9 million in FY 2012 Corporate cost reductions Low cost sourcing Excludes potential incremental sales synergies and cross-selling opportunities Complementary products and services with little direct overlap Strong Balance Sheet Supports Future Strategic Growth

Strategically Compelling Business Fit Complementary Product Offerings and Customer Focus Synergy Potential Attractive Financial Profile Focus on Recurring, Higher Margin After-Market Stronger Platform for Global Growth A Great Combination /

Questions?

Appendix - RBN Reconciliations Thousands

Appendix - T-3 Reconciliations